11018795

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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH, D.C. 211

| SEC FILE NUMBER |
|---|
| 8- 49308 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heflin & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Rosecrans Avenue, Suite 3220
(No. and Street)

El Segundo (City) | California (State) | 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita K. Johnson | (310) 335-9705 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) | Tarzana (City) | California (State) | 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Ashita K. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LOREEN A. WASHBURN
COMM.# 1872104
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2013

Loreen A. Washburn
Notary Public

Ashita K Johnson
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**Report of Independent Registered Public Accountant**

Board of Members'
Heflin & Co., LLC
El Segundo, California

I have audited the accompanying statement of financial condition of Heflin & Co., LLC as of December 31, 2010. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heflin & Co., LLC as of December 31, 2010 for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 9, 2011

**HEFLIN & CO LLC**

**Statement of Financial Condition**
**December 31, 2010**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 624,474 |
| Due from clearing broker | 882,833 |
| Prepaid expenses | 125,722 |
| Deposit with clearing broker | 100,000 |
| Fixed assets, at cost net of accumulated depreciation of $209,122 | 28,701 |
| Other assets | 120,311 |
| Total assets | $ 1,882,041 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued liabilities | $ 294,944 |
| Commissions payable | 272,327 |
| Total liabilities | 567,271 |
| Members' equity | 1,314,770 |
| Total liabilities and members' equity | $ 1,882,041 |

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### GENERAL

Heflin & Co., LLC (the "Company") a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker dealer to institutional clients from its offices located in El Segundo, California.

The Company operates under an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

### CASH AND CASH EQUIVALENTS

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets ranging from 5 to 7 years.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

### COMMISSIONS

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

### PRINCIPAL TRANSACTIONS

Revenue from principal transactions represents net realized and unrealized trading gains and losses on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they have settled.

100% of the revenues were generated in the state of California.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is not a taxpaying entity for federal income tax purposes. In addition to the minimum California tax of $800, an LLC is subject to an annual fee based on total income on a progressive scale ranging from $0 to $12,000. Income of the Company is taxed to the members in their respective returns.

COMPREHENSIVE INCOME

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2010. As a result, comprehensive income is the same as the net income for the year ended December 31, 2010.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Note 2: CLEARING AGREEMENT

The Agreement contains standard indemnifications to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no amounts to be indemnified to the Clearing Broker for these accounts.

Note 3: DEPOSIT WITH CLEARING BROKER

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under the Agreement.

Note 4: FIXED ASSETS

Fixed assets are composed of the following:

December 31, 2010

| | |
|---|---|
| Furniture and fixtures | $ 114,563 |
| Office equipment | 123,260 |
| Total | 237,823 |
| Less: accumulated depreciation | (209,122) |
| | $ 28,701 |

Note 5: COMMITMENTS AND CONTINGENCIES

LEASE

The Company leases office space under a non-cancellable operating lease, which expires through July 31, 2012. The future minimum rental payments under these agreements at December 31, 2010 are as follows:

Year ending:

| | |
|---|---|
| 2011 | 94,030 |
| 2012 | 55,799 |

Rent expense for this office was $91,291 for the year ended December 31, 2010.

Note 5: COMMITMENTS AND CONTINGENCIES
(Continued)

INDEMNIFICATION AGREEMENTS

Under its membership agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by California Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnifications is minimal and has no liabilities recorded for these indemnifications as of December 31, 2010.

SOFT DOLLAR ARRANGEMENTS

The Company has soft dollar arrangements with clients where the Company is obligated to pay third parties directly for research and other services which benefit the client. All such services fall under the safe harbor provisions of Section 28(e) of the Securities and Exchange Act of 1934.

Note 6: RISK CONCENTRATION

The Company is engaged in various trading brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by its customers or counterparties.

Note 7: RELATED PARTY TRANSACTION

At December 31, 2010, there is $107,252 due from an officer of the Company, which is included in prepaid expenses in the accompanying statement of financial condition. Payments are made quarterly and interest is charged at an annual rate at 5%.

HEFLIN & CO., LLC

STATEMENT OF FINANCIAL CONDITION

PUBLIC DOCUMENT

FOR THE YEAR ENDED
DECEMBER 31, 2010

**HEFLIN & CO., LLC**

**Table Of Contents**